Filed Pursuant to Rule 424(b)(3)

Registration No. 333-148331

Prospectus Supplement

Dated November 11, 2009 (to Prospectus dated August 10, 2009)

1st FRANKLIN FINANCIAL CORPORATION

This Prospectus Supplement is part of, and should be read in conjunction with, the Prospectus dated August 10, 2009

This Prospectus Supplement includes the quarterly report to investors filed as Exhibit 19 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 of 1st Franklin Financial Corporation, filed with the Securities and Exchange Commission on November 11, 2009.

1st

FRANKLIN

FINANCIAL

CORPORATION

QUARTERLY

REPORT TO INVESTORS

AS OF AND FOR THE

NINE MONTHS ENDED

SEPTEMBER 30, 2009

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview:

The following narrative is Management’s discussion and analysis of the foremost factors that influenced 1st Franklin Financial Corporation’s and its consolidated subsidiaries’ (the “Company”, “our” or “we”) operating results and financial condition as of and for the three- and nine-month periods ended September 30, 2009 and 2008.  This analysis and the accompanying interim financial information should be read in conjunction with the audited consolidated financial statements and related notes included in the Company’s December 31, 2008 Annual Report.  Results achieved in any interim period are not necessarily reflective of the results to be expected for any other interim or full year period.

Forward Looking Statements:

Certain information in this discussion and other statements contained in this Quarterly Report which are not historical facts may be forward-looking statements within the meaning of the federal securities laws.  Such forward-looking statements involve known and unknown risks and uncertainties.  The Company's actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained herein.  Possible factors which could cause actual future results to differ from expectations include, but are not limited to, adverse general economic conditions, including changes in the interest rate environment, unexpected reductions in the size of or collectability of amounts in our loan portfolio, reduced sales or increased redemptions of our securities, unavailability of amounts under our credit facility, federal and state regulatory changes affecting consumer finance companies and unfavorable outcomes in legal proceedings, as well as other factors referenced elsewhere in our filings with the Securities and Exchange Commission from time to time.  The Company undertakes no obligation to update any forward-looking statements, except as required by law.

The Company:

We are engaged in the consumer finance business, primarily in making consumer loans to individuals in relatively small amounts for short periods of time.  Other lending-related activities include the purchase of sales finance contracts from various dealers and the making of first and second mortgage loans on real estate to homeowners.  As of September 30, 2009, the Company’s business was operated through a network of 246 branch offices located in Alabama, Georgia, Louisiana, Mississippi, South Carolina and Tennessee.

We also offer optional credit insurance coverage to our customers when making a loan.  Such coverage may include credit life insurance, credit accident and health insurance, and/or credit property insurance.  Customers may request credit life insurance coverage to help assure that any outstanding loan balance is repaid if the customer dies before the loan is repaid or they may request accident and health insurance coverage to help continue loan payments if the customer becomes sick or disabled for an extended period of time.  Customers may also choose property insurance coverage to protect the value of loan collateral against damage, theft or destruction.  We write these various insurance products as an agent for a non-affiliated insurance company.  Under various agreements, our wholly-owned insurance subsidiaries, Frandisco Life Insurance Company and Frandisco Property and Casualty Insurance Company, reinsure the insurance coverage on our customers written on behalf of this non-affiliated insurance company.

The Company's operations are subject to various state and federal laws and regulations.  We believe our operations are in compliance with applicable state and federal laws and regulations.

Financial Condition:

Total assets of the Company decreased $7.0 million (2%) to $382.4 million at September 30, 2009 compared to $389.4 million at December 31, 2008.  The dominant factor responsible for the reduction in our asset base was a decline in the Company’s net loan portfolio.  Our net loan portfolio decreased $16.4 million (6%) as of the current reporting date compared to the prior year-end.  The decline in our loan portfolio has been primarily due to the negative impact of the recessionary economy.  We believe consumers are showing a general disinclination to engage in borrowing in the current economic climate, resulting in lower levels of loan originations during the current year as compared to prior years.  The adoption of more stringent credit underwriting guidelines implemented by Management during the second half of 2008 has also contributed to a decline in loan originations.  An increase in the Company’s loan loss allowance was another contributing aspect in the decline in the net loan portfolio.  The allowance is an offset in the loan portfolio to reserve for losses which Management believes are inherent in current loans outstanding at September 30, 2009.  Management believes the current allowance is adequate to cover any losses inherent in the portfolio; however, additional negative economic developments could require Management to re-evaluate, and possibly further increase, this allowance in the future.

The Company’s liquidity position at September 30, 2009 improved significantly as compared to December 31, 2008.  Cash and cash equivalents were $20.3 million at September 30, 2009, compared to $3.2 million at December 31, 2008, representing a $17.1 million, or 543%, increase.  Net cash provided from operations, loan repayments and increases in sales of the Company’s senior debt securities resulted in the increase in our cash position.  In addition, the Company’s general liquidity level was supplemented by increases in short-term cash equivalents due to the redemption at maturity or under call provisions of certain investment securities.  Management believes the current level of cash and cash equivalents and available borrowings under its credit facility are sufficient to meet the Company’s present and foreseeable future liquidity needs.

Management maintains certain funds in restricted accounts held by the Company’s insurance subsidiaries in order to meet certain deposit requirements applicable to insurance companies in the State of Georgia and to meet the reserve requirements contained in the Company’s reinsurance agreements.  Cash balances in these accounts were $2.5 million and $2.4 million at September 30, 2009 and December 31, 2008, respectively.  These funds were excluded from the cash and cash equivalents listed above.

As a result of the aforementioned movement of redeemed investment securities balances into cash and cash equivalents, investment securities decreased $5.9 million (8%) to $76.1 million at September 30, 2009 compared to the prior year-end.  The Company's investment portfolio consists mainly of U.S. Treasury bonds, government agency bonds and various municipal bonds.  A significant portion of these investment securities have been designated as “available for sale” (86% as of September 30, 2009 and 83% as of December 31, 2008) with any unrealized gain or loss, net of deferred income taxes, accounted for as accumulated other comprehensive income in the equity section of the Company’s balance sheet.  The remainder of the Company’s investment portfolio represents securities carried at amortized cost and designated as “held to maturity,” as Management has both the ability and intent to hold these securities to maturity.

Other assets decreased $1.9 million (12%) at September 30, 2009 compared to December 31, 2008 mainly due to a reduction in net depreciable carrying value of fixed assets.

The Company’s senior debt includes bank borrowings, commercial paper and senior notes outstanding.  At September 30, 2009, senior debt increased $5.0 million (3%) as compared to December 31, 2008, primarily due to increases in sales of the Company’s commercial paper and senior notes.  Offsetting a portion of the increase was a $13.0 million decline in bank borrowings during the current period.

Accrued expenses and other liabilities decreased $.3 million (2%) at the end of the nine-month period just ended compared to the prior year-end. The reduction was the result of the Company’s disbursement of the prior year’s annual incentive bonus to employees in February, 2009.  The incentive bonus had been accrued for as of December 31, 2008.

The Company’s subordinated debt declined $10.1 million (12%) at September 30, 2009 compared the December 31, 2008 as a result of redemptions by investors.

Stockholder’s equity declined $1.7 million (2%) at September 30, 2009 compared to the prior year end. The decline resulted from distributions to shareholders during the 2009 period. As previously disclosed, the Company received dividends of $28.9 million from its insurance subsidiaries during the fourth quarter of 2008.  Because the Company is treated as an S Corporation for income tax reporting purposes, these dividends, related to ownership of Company stock, were taxable to the Company’s shareholders.  The Company makes periodic distributions to its shareholders in amounts intended to be sufficient to satisfy their respective incremental income tax obligations.

Results of Operations:

Finance charges and insurance commissions are the primary sources of revenues generated by the Company.  Each is dependent on the level of loans in our portfolio.  The aforementioned decline in the net loan portfolio, resulting from the impact of the ongoing uncertainty in our economy, has suppressed revenue growth during the current year.  Total revenues were approximately $35.0 million and $34.9 million for the three-month periods ended September 30, 2009 and 2008, respectively.  During the nine-month period just ended, total revenues were $103.9 million compared to $102.8 million during the same comparable period a year ago.

Higher credit losses during the current year have offset the marginal increases in revenues contributing to a decline in net income for the 2009 reporting periods.  Net income declined $.9 million and $3.1 million for the three- and nine-month periods ended September 30, 2009 compared to the same respective periods in 2008.

Effective June 1, 2009, Management implemented various expense control initiatives with a goal of improving operating efficiencies and performance.  One initiative was the consolidation of certain branches in areas where we determined we had redundancies.  Another initiative implemented was a 4% reduction in our employee base.  Other expense control initiatives included a travel freeze on non-essential travel, implementation of energy saving strategies, evaluation of business promotions and ways to further leverage technology.

Historically, loan originations reach peak levels during the fourth quarter of each year.  Management believes originations will increase during the fourth quarter of 2009; however, the current year levels may be below those achieved during prior years.  Moderate increases in revenues are expected and the expense control initiatives implemented beginning in the second quarter should assist in improving operating performance.  However, continued worsening of economic conditions could have a negative impact on our operations for the remainder of the year.

Net Interest Margin

Fluctuations in our net interest income can result from the combination of changes in the balances of our loan and investment portfolio, changes in balances of our debt categories and changes in interest rates.  The net interest margin represents a measure between interest and finance charges earned on loans and investments and interest incurred on the Company’s senior and subordinated debt.  Our net interest income increased $.2 million (1%) and $2.1 million (3%) during the three- and nine-month periods ended September 30, 2009, compared to the same periods in 2008.  A combination of slightly higher interest income and lower interest expense resulted in the higher margin during the current year compared to the prior year.  Although average net receivables declined, an increase in our yield on loans in the portfolio enabled the

Company to record an increase in interest income.  Lower average borrowings during the current year and a decrease in average borrowing rates to 5.27% during the nine-month period just ended from 5.49% during the same comparable period a year ago resulted in the decrease in interest expense.

Management projects that, based on historical results, average net receivables will grow through the remainder of the year, and earnings are expected to increase accordingly.  However, an increase in interest rates or outstanding borrowings could negatively impact our interest margin.

Insurance Income

Changes in the levels of net insurance income were minimal during the three- and nine-month periods ending September 30, 2009 compared to the same respective periods a year ago.  The aforementioned lower levels of loan originations and slightly higher insurance claims expense have suppressed growth in our insurance income during the nine-month period just ended.

Provision for Loan Losses

The Company’s provision for loan losses represents the amount charged against earnings to maintain an adequate allowance for loan losses at a level deemed appropriate by Management.  As previously mentioned, the allowance for loan losses is an estimate of the probable credit losses inherent in our loan portfolio as of the balance sheet date.  Determining a proper allowance for loan losses is a critical accounting estimate which involves Management’s judgment on certain relevant factors, such as historical and expected loss trends, current and expected net charge offs, delinquency levels, bankruptcy trends and overall economic conditions.

The weakened economy continued to cause increases in unemployment rates in many of our market areas.  Bankruptcy filings by our customers have also been increasing.  Net charge offs increased $.4 million (6%) and $3.2 million (21%) during the three- and nine-month periods just ended compared to the same comparable periods in 2008.  Management increased the allowance for loan losses during the nine-month period ended September 30, 2009.  As a result, the provision for loan losses increased $.9 million (13%) and $5.6 million (33%) during the three- and nine-month periods ended September 30, 2009, respectively, compared to the same periods a year ago.  We continue to focus on credit quality issues.  Should the economic climate further deteriorate from current levels, more of our borrowers may experience even more difficulty repaying loans and the level of loan delinquencies, customer bankruptcies and loan charge-offs could rise and require additional increases in our loan loss allowance.  Currently, we believe the allowance for loan losses is adequate to absorb actual losses; however, no assurances can be given in this regard.

Other Operating Expenses

Personnel expense decreased approximately $.1 million (1%) during the nine-month period ended September 30, 2009 as compared to the same period a year ago largely attributed to a reduction in the Company’s annual incentive bonus plan accrual during the second quarter.  At the beginning of each year, various performance goals are established by Management for the Company.  The amount of annual incentive bonuses paid to employees is based on the direct result of these goals being achieved.  Management lowered the current year’s incentive bonus accrual at June 30, 2009 as a result of current year operating results not appearing on track to achieve all year-end performance goals.  During the three-month period just ended, personnel expense increased $.6 million (5%) as a result of higher medical claims associated with the Company’s employee self insurance heath plan, higher payroll taxes and an increase in the accrual for the annual incentive bonus plan.

During the three-month period just ended, occupancy expense was only slightly higher than the amount recorded during the same period in 2008, mainly due to higher rent expense.  Occupancy expense increased $.6 million (8%) during the nine-month period ended September 30, 2009 as compared to the same period in 2008.  The majority of the increase was due to a non-recurring charge to buy-out certain operating leases on computer equipment.  Management made a strategic decision to buy-out certain leases during the first quarter of 2009 as most were approaching maturity.  Ownership of the equipment was transferred to the Company as a result of the transactions.  Increases in depreciation on fixed assets, increased rent expense due to new office openings and renewals of existing leases also contributed to the increase in occupancy expense during the nine-month comparable periods.

The Company’s cost reduction initiatives implemented in June 2009 have resulted in decreases in a number of miscellaneous other operating expenses as of the end of the current reporting period.  Decreases in advertising expenses, legal and audit expenses, travel expenses and office supplies expense and training expenses were factors in the $.5 million (11%) and $.9 million (6%) decrease in other miscellaneous operating expenses during the three- and nine-month periods just ended as compared to the same periods in 2008.  Also contributing was a decrease in equipment lease expenses, as a result of the aforementioned lease buy-outs.

Income Taxes:

The Company has elected to be, and is, treated as an S Corporation for income tax reporting purposes.  Taxable income or loss of an S Corporation is passed through to, and included in the individual tax returns of, the shareholders of the Company, rather then being taxed at the corporate level.  Notwithstanding this election, however, income taxes continue to be reported for, and paid by, the Company's insurance subsidiaries as they are not allowed to be treated as S corporations, and for the Company’s state taxes in Louisiana, which does not recognize S Corporation status.  Deferred income tax assets and liabilities are recognized and provisions for current and deferred income taxes continue to be recorded by the Company’s subsidiaries.  The deferred income tax assets and liabilities are due to certain temporary differences between reported income and expenses for financial statement and income tax purposes.

Effective income tax rates were 24% and 23% during the three-month periods ended September 30, 2009 and 2008, respectively.  During the nine-month comparable periods, income tax rates were 26% and 21%, respectively.  The higher tax rates experienced during the current year periods were due to less income at the S Corporation level which was passed to the shareholders of the Company for tax reporting purposes, whereas income earned at the insurance subsidiary level was taxed at the corporate level.

Quantitative and Qualitative Disclosures About Market Risk:

As previously discussed, interest rates have declined since September 30, 2008, resulting in lower rates being paid on borrowings during the current year.  We currently expect only minimal fluctuations in market interest rates during the remainder of the year, thereby minimizing the impact on our net interest margin; however, no assurances can be given in this regard.  Please refer to the market risk analysis discussion contained in our annual report on Form 10-K as of and for the year ended December 31, 2008 for a more detailed analysis of our market risk exposure.

Liquidity and Capital Resources:

As of September 30, 2009 and December 31, 2008, the Company had $20.3 million and $3.2 million, respectively, invested in cash and short-term investments, the majority of which was held by the Company’s insurance subsidiaries.

The Company’s investments in marketable securities can be converted into cash, if necessary.  State insurance regulations limit the use an insurance company can make of its assets.  Dividend payments to a parent company by its wholly owned insurance subsidiaries are subject to annual limitations and are restricted to the greater of 10% of policyholders’ surplus or statutory earnings before recognizing realized investment gains of the individual insurance subsidiaries.  At December 31, 2008, Frandisco Property and Casualty Insurance Company and Frandisco Life Insurance Company, the Company’s wholly-owned insurance subsidiaries, had policyholders’ surpluses of $28.7 million and $30.7 million, respectively.  As discussed above under “Financial Condition,” certain ordinary dividends were paid to the Company by these subsidiaries in 2008, therefore, under state insurance regulations, the Company’s insurance subsidiaries are not eligible to pay any such ordinary dividends in 2009.  In light of the current economic climate and the Company’s desire to ensure adequate liquidity to support its business and operations, the Company filed a request with the Georgia Insurance Department for its insurance subsidiaries to be eligible to pay up to $45.0 million in extraordinary dividends during 2009.  Such request was approved in May, 2009.  While the Company has no current plans to have its insurance subsidiaries pay such dividends, Management will evaluate all relevant considerations, and may authorize the payment of dividends if is determined that such payment would be in the best interests of the Company and its subsidiaries.

Most of the liquidity requirements of the Company are financed through the collection of receivables and through the sale of short- and long-term debt securities.  The Company’s continued liquidity is therefore dependent on the collection of its receivables and the sale of debt securities that meet the investment requirements of the public.  In addition to its receivables and securities sales, the Company has an external source of funds available under a credit agreement.  Prior to September 11, 2009, the Company had a credit agreement with Wachovia Bank, N.A. (a Wells Fargo Company) and BMO Capital Markets Financing, Inc. The credit agreement provided for unsecured borrowings of up to $50.0 million, subject to certain limitations, and was scheduled to expire on December 15, 2009. Effective September 11, 2009, the Company entered into a new credit facility with Wells Fargo Preferred Capital, Inc.  In connection with entering into this new agreement, the previous credit agreement was paid off and terminated.  Initially, and at September 30, 2009, the new credit agreement provided for borrowings of up to $60.0 million, subject to certain limitations, and all borrowings are secured by the finance receivables of the Company.    The credit agreement contains covenants customary for financing transactions of this type.  At September 30, 2009, the Company was in compliance with all covenants.  Available borrowings under the new agreement were $50.7 million at September 30, 2009, at an interest rate of 3.75%.  This compares to available borrowings of $27.7 million at December 31, 2008, at an interest rate of 2.75%, under the previous credit agreement.  Effective November 3, 2009, the credit agreement was amended to provide for secured borrowings of up to $100.0 million, subject to certain limitations.  The agreement is scheduled to expire on September 11, 2012 and any amounts then outstanding will be due and payable on such date.  Management believes the new credit facility should provide sufficient liquidity for the continued growth of the Company.

The Company was subject to the following contractual obligations and commitments at September 30, 2009:

	9/01/09 thru 12/31/09	2010	2011	2012	2013	2014 & Beyond	Total
	(in Millions)
Credit Line *	$ .1	$ .4	$ .4	$ 9.5	$ -	$ -	$ 10.4
Bank Commitment Fee *	.1	.3	.3	.2	-	-	.9
Senior Notes *	42.6	-	-	-	-	-	42.6
Commercial Paper *	57.0	68.1	-	-	-	-	125.1
Subordinated Debt *	1.4	21.5	28.8	22.9	18.5	-	93.1
Human resource insurance & support contracts	.3	.6	-	-	-	-	.9
Operating Leases	1.1	4.1	3.1	2.2	1.3	.2	12.0
Data communication lines contract **	.8	3.3	3.0	.4	-	-	7.5
Software Service Contract **	.6	2.4	2.4	2.4	2.4	14.3	24.5
Total	$ 104.0	$ 100.7	$ 38.0	$ 37.6	$ 22.2	$ 14.5	$ 317.0

* Note: Includes estimated interest at current rates ** Note: Based on current usage

Critical Accounting Policies:

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States and conform to general practices within the financial services industry. The Company’s more critical accounting and reporting policies include the allowance for loan losses, revenue recognition and insurance claims reserves.

Allowance for Loan Losses:

The allowance for loan losses is based on the Company's previous loss experience, a review of specifically identified loans where collection is doubtful and Management's evaluation of the inherent risks and changes in the composition of the Company's loan portfolio.  Specific provision for loan losses is made for impaired loans based on a comparison of the recorded carrying value in the loan to either the present value of the loan’s expected cash flow, the loan’s estimated market price or the estimated fair value of the underlying collateral.

Revenue Recognition:

Accounting principles generally accepted in the United States require that an interest yield method be used to calculate the income recognized on accounts which have precomputed charges.  An interest yield method is used by the Company on each individual account with precomputed charges to calculate income for those active accounts; however, state regulations often allow interest refunds to be made according to the Rule of 78’s method for payoffs and renewals.  Since the majority of the Company's accounts with precomputed charges are paid off or renewed prior to maturity, the result is that most of those accounts effectively yield on a Rule of 78's basis.

Precomputed finance charges are included in the gross amount of certain direct cash loans, sales finance contracts and certain real estate loans.  These precomputed charges are deferred and recognized as income on an accrual basis using the effective interest method.  Some other cash loans and real estate loans, which do not have precomputed charges, have income recognized on a simple interest accrual basis.  Income is not accrued on any loan that is more than 60 days past due.

Loan fees and origination costs are deferred and recognized as adjustments to the loan yield over the contractual life of the related loan.

The property and casualty credit insurance policies written by the Company, as agent for a non-affiliated insurance company, are reinsured by the Company’s property and casualty insurance subsidiary.  The premiums on these policies are deferred and earned over the period of insurance coverage using the pro-rata method or the effective yield method, depending on whether the amount of insurance coverage generally remains level or declines.

The credit life and accident and health insurance policies written by the Company, as agent for a non-affiliated insurance company, are reinsured by the Company’s life insurance subsidiary.  The premiums are deferred and earned using the pro-rata method for level-term life insurance policies and the effective yield method for decreasing-term life policies.  Premiums on accident and health insurance policies are earned based on an average of the pro-rata method and the effective yield method.

Insurance Claims Reserves:

Included in unearned insurance premiums and commissions on the consolidated statements of financial position are reserves for incurred but unpaid credit insurance claims for policies written by the Company and reinsured by the Company’s wholly-owned insurance subsidiaries.  These reserves are established based on generally accepted actuarial methods.  In the event that the Company’s actual reported losses for any given period are materially in excess of the previous estimated amounts, such losses could have a material adverse effect on the Company’s results of operations.

Different assumptions in the application of any of these policies could result in material changes in the Company’s consolidated financial position or consolidated results of operations.

Recent Accounting Pronouncements:

See Note 1, “Recent Accounting Pronouncements,” in the accompanying “Notes to Unaudited Consolidated Financial Statements” for discussion of new accounting standards and the expected impact of accounting standards recently issued but not yet required to be adopted.  For pronouncements already adopted, any material impacts on the Company’s financial statements are discussed in the applicable section(s) of the Management’s Discussion and Analysis and Notes to Unaudited Consolidated Financial Statements.

1st FRANKLIN FINANCIAL CORPORATION CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Unaudited)

	September 30,	December 31,
	2009	2008
ASSETS

CASH AND CASH EQUIVALENTS	$ 20,302,127	$ 3,160,426

RESTRICTED CASH	2,476,578	2,366,779

LOANS: Direct Cash Loans Real Estate Loans Sales Finance Contracts Less: Unearned Finance Charges Unearned Insurance Premiums and Commissions Allowance for Loan Losses Net Loans	311,665,127 24,214,918 23,926,650 359,806,695 40,365,200 22,995,723 27,260,085 269,185,687	324,996,394 24,175,593 27,586,508 376,758,495 44,032,487 24,135,983 23,010,085 285,579,940

INVESTMENT SECURITIES: Available for Sale, at fair market value Held to Maturity, at amortized cost	65,246,790 10,831,568 76,078,358	67,883,686 14,127,792 82,011,478

OTHER ASSETS	14,372,027	16,303,818

TOTAL ASSETS	$ 382,414,777	$ 389,422,441

LIABILITIES AND STOCKHOLDERS' EQUITY

SENIOR DEBT	$ 174,698,797	$ 169,672,319
ACCRUED EXPENSES AND OTHER LIABILITIES	16,597,065	16,908,641
SUBORDINATED DEBT	76,554,069	86,605,009
Total Liabilities	267,849,931	273,185,969

STOCKHOLDERS' EQUITY:
Preferred Stock: $100 par value, 6,000 shares authorized; no shares outstanding	--	--
Common Stock Voting Shares; $100 par value; 2,000 shares authorized; 1,700 shares outstanding Non-Voting Shares; no par value; 198,000 shares authorized; 168,300 shares outstanding	170,000 --	170,000 --
Accumulated Other Comprehensive Income	2,113,651	433,101
Retained Earnings	112,281,195	115,633,371
Total Stockholders' Equity	114,564,846	116,236,472

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 382,414,777	$ 389,422,441

See Notes to Unaudited Consolidated Financial Statements

1st FRANKLIN FINANCIAL CORPORATION CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS (Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2009	2008	2009	2008

INTEREST INCOME	$ 24,850,267	$ 24,657,652	$ 74,103,074	$ 73,147,772
INTEREST EXPENSE	3,496,458	3,539,671	10,153,117	11,326,093
NET INTEREST INCOME	21,353,809	21,117,981	63,949,957	61,821,679

Provision for Loan Losses	7,567,192	6,700,356	22,724,999	17,101,252

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	13,786,617	14,417,625	41,224,958	44,720,427

NET INSURANCE INCOME Premiums and Commissions Insurance Claims and Expenses	8,836,276 2,091,317 6,744,959	8,830,417 1,890,302 6,940,115	26,305,319 5,990,898 20,314,421	26,012,760 5,640,546 20,372,214

OTHER REVENUE	1,268,573	1,395,844	3,490,492	3,654,742

OTHER OPERATING EXPENSES: Personnel Expense Occupancy Expense Other Total	11,939,821 2,705,861 4,076,842 18,722,524	11,329,497 2,694,696 4,571,558 18,595,751	35,985,671 8,517,241 13,214,861 57,717,773	36,066,034 7,879,625 14,062,048 58,007,707

INCOME BEFORE INCOME TAXES	3,077,625	4,157,833	7,312,098	10,739,676

Provision for Income Taxes	735,120	937,657	1,905,963	2,233,719

NET INCOME	2,342,505	3,220,176	5,406,135	8,505,957

RETAINED EARNINGS, Beginning of Period	110,987,801	110,569,554	115,633,371	108,699,923

Distributions on Common Stock	1,049,111	295,732	8,758,311	3,711,882

RETAINED EARNINGS, End of Period	$112,281,195	$113,493,998	$ 112,281,195	$ 113,493,998

BASIC EARNINGS PER SHARE: 170,000 Shares outstanding for all periods (1,700 voting, 168,300 non-voting)	$13.78	$18.94	$31.80	$50.04

See Notes to Unaudited Consolidated Financial Statements

1ST FRANKLIN FINANCIAL CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Nine Months Ended
	September 30,
	2009	2008

CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	$ 5,406,135	$ 8,505,957

Adjustments to reconcile net income to net cash

provided by operating activities:

Provision for Loan Losses

Depreciation and Amortization

(Benefit) Provision for Deferred Income Taxes

Other, net

Decrease (Increase) in Miscellaneous Assets

Decrease in Other Liabilities

Net Cash Provided

	22,724,999 1,935,845 (68,631) 239,494 847,944 (784,024) 30,301,762	17,101,252 1,814,431 45,117 191,368 (76,644) (508,121) 27,073,360

CASH FLOWS FROM INVESTING ACTIVITIES:

Loans originated or purchased

Loan payments

Increase in restricted cash

Purchases of marketable debt securities

Redemptions of marketable debt securities

Fixed asset additions, net

Net Cash Provided (Used)

	(151,411,197) 145,080,451 (109,799) - 7,773,750 (710,493) 622,712	(174,399,953) 156,650,025 (127,931) (28,668,748) 14,059,500 (1,719,249) (34,206,356)

CASH FLOWS FROM FINANCING ACTIVITIES:

Increase (decrease) in senior demand notes

Advances on credit line

Payments on credit line

Commercial paper issued

Commercial paper redeemed

Subordinated debt issued

Subordinated debt redeemed

Dividends / Distributions

Net Cash Used

	1,036,211 59,187,941 (72,155,000) 35,046,588 (18,089,262) 9,144,446 (19,195,386) (8,758,311) (13,782,773)	(2,667,943) 70,557,000 (53,578,000) 13,280,217 (30,727,414) 19,236,549 (18,084,033) (3,711,882) (5,695,506)

NET INCREASE (DECREASE) CASH AND CASH EQUIVALENTS	17,141,701	(12,828,502)

CASH AND CASH EQUIVALENTS, beginning	3,160,426	29,831,129

CASH AND CASH EQUIVALENTS, ending	$ 20,302,127	$ 17,002,627

Cash paid during the period for: Interest Income Taxes	$ 10,220,036 1,837,210	$ 11,482,498 2,346,456

See Notes to Unaudited Consolidated Financial Statements

-NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS-

Note 1 – Basis of Presentation

The accompanying unaudited interim financial information of 1st Franklin Financial Corporation and subsidiaries (the "Company") should be read in conjunction with the audited consolidated financial statements of the Company and notes thereto as of December 31, 2008 and for the year then ended included in the Company's December 31, 2008 Annual Report filed with the Securities and Exchange Commission.

In the opinion of Management of the Company, the accompanying unaudited consolidated financial statements contain all adjustments (consisting of only normal recurring accruals) necessary to present fairly the Company's financial position as of September 30, 2009 and December 31, 2008 and the results of its operations and cash flows for the three and nine months ended September 30, 2009 and 2008. While certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission, the Company believes that the disclosures herein are adequate to make the information presented not misleading.

The results of operations for the nine months ended September 30, 2009 are not necessarily indicative of the results to be expected for the full fiscal year or any other future period.  The preparation of financial statements in accordance with GAAP requires Management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ materially from those estimates.

The computation of earnings per share is self-evident from the Consolidated Statements of Income and Retained Earnings.

Recent Accounting Pronouncements:

On June 29, 2009, the Financial Accounting Standards Board (the “FASB”) issued an accounting pronouncement establishing “The FASB Accounting Standards CodificationTM (the “ASC”) as the source of authoritative U.S. generally accepted accounting principles (GAAP) recognized by the FASB to be applied to nongovernmental entities.  ASC supersedes existing non-SEC accounting and reporting standards.  The Company adopted this new accounting pronouncement for the quarterly period ended September 30, 2009, as required, and the adoption did not have a material impact on the Company’s financial statements.

In April 2009, the FASB issued FASB Staff Position (“FSP”) No. FAS 107-1 and Accounting Principles Board (“APB”) No. 28-1, “Interim Disclosures About Fair Value of Financial Instruments,” which were codified into ASC 825.  This FSP amends SFAS No. 107, “Disclosures About Fair Value of Financial Instruments,” to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements.  This FSP also amends APB Opinion No. 28, “Interim Financial Reporting,” to require those disclosures in summarized financial information at interim reporting periods. The Company adopted this FSP during the quarter ended June 30, 2009 and has included the required disclosures in Note 4.

In April 2009, the FASB issued Staff Positions FAS No. 115-2 and FAS No. 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments,” which were codified into ASC 320.   This position amends the guidance for determining other-than-temporary impairments for debt securities to make the guidance more operational and to improve the presentation in the financial statements.  These positions did not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities.  The positions were effective for interim and annual reporting periods ending after June 15, 2009. The adoption of these positions did not have a material impact on the Company’s consolidated financial statements.

In April 2009, the FASB issued Staff Position FAS No. 141 (R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies,” which was codified into ASC 805.   FAS 141 (R)-1 amends and clarifies Statement of Financial Accounting Standards (“SFAS”) SFAS No. 141(R), “Business Combinations”, to address application issues on the initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination.  This statement is effective for financial statements issued for fiscal years beginning after December 15, 2008.  The Company does not expect its adoption of FAS No. 141(R)-1 to have a material impact on its consolidated financial statements.

In April 2009, the FASB issued Staff Position FAS No. 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly,” which was codified into ASC 820.  This position provides additional guidance for estimating fair value in accordance with SFAS No. 157, “Fair Value Measurements,” when the volume and level of activity for the asset or liability have significantly decreased.  It also includes guidance on identifying circumstances that indicate if a transaction is not orderly.  It emphasizes that even if there has been a significant decrease in the volume and level of activity for the asset or liability and regardless of the valuation technique used, the objective of a fair value measurement remains the same.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction.  This position is effective for interim and annual reporting periods ending after June 15, 2009.  The Company adopted the provisions of this FSP during the quarter ended June 30, 2009 and has included the required disclosures within Note 4.

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events” (“SFAS 165”) which was codified into ASC 855.  SFAS 165 establishes principles and standards related to the accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued.  This position requires an entity to recognize, in the financial statements, subsequent events that provide additional information regarding conditions that existed at the balance sheet date.  In addition, the pronouncement requires companies to disclose the date through which the Company has evaluated subsequent events to be the date the financial statements are issued.  The Company has evaluated subsequent events through November 9, 2009, which is the date the financial statements were issued.

Note 2 – Allowance for Loan Losses

An analysis of the allowance for loan losses for the nine-month periods ended September 30, 2009 and 2008 is shown in the following table:

	Nine Months Ended September 30, 2009	Nine Months Ended September 30, 2008
Beginning Balance Provision for Loan Losses Charge-offs Recoveries Ending Balance	$ 23,010,085 22,724,999 (23,590,185) 5,115,186 $ 27,260,085	$ 20,035,085 17,101,252 (20,231,010) 4,929,758 $ 21,835,085

Note 3 – Investment Securities

Debt securities available-for-sale are carried at estimated fair market value.  Debt securities designated as "Held to Maturity" are carried at amortized cost based on Management's intent and ability to hold such securities to maturity.  The amortized cost and estimated fair market values of these debt securities were as follows:

	As of September 30, 2009		As of December 31, 2008
	Amortized Cost	Estimated Fair Market Value	Amortized Cost	Estimated Fair Market Value
Available-for-Sale: Obligations of states and political subdivisions Corporate securities	$ 62,524,864 130,316 $ 62,655,180	$ 64,787,199 459,591 $ 65,246,790	$ 67,258,945 130,316 $ 67,389,261	$ 67,509,912 373,774 $ 67,883,686

Held to Maturity: U.S. Treasury securities and obligations of U.S. government corporations and agencies Obligations of states and political subdivisions	$ 499,232 11,313,099 $ 11,812,331	$ 513,508 11,589,205 $ 12,102,713	$ 1,498,335 12,629,457 $ 14,127,792	$ 1,523,042 12,797,904 $ 14,320,946

Gross unrealized losses on investment securities totaled $58,974 and $475,075 at September 30, 2009 and December 31, 2008, respectively.  The following table provides an analysis of investment securities in an unrealized loss position for which other-than-temporary impairments have not been recognized as of September 30, 2009:

	Less than 12 Months		12 Months or Longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available for Sale:
Obligations of states and political subdivisions	$ 1,218,071	$ 22,711	$ 3,436,428	$ 34,499	$ 4,654,499	$ 57,210
Total	1,218,071	22,711	3,436,428	34,499	4,654,499	57,210

Held to Maturity:
Obligations of states and political subdivisions	$ -	$ -	$ 254,600	$ 1,764	$ 254,600	$ 1,764
Total	-	-	254,600	1,764	254,600	1,764

Overall Total	$ 1.218.071	$ 22,711	$ 3,691,028	$ 36,263	$ 4,909,099	$ 58,974

The table above represents 13 investments held by the Company, the majority of which are rated “A” or higher by Standard & Poor’s.  The unrealized losses on the Company’s investments listed in the above table were primarily the result of interest rate increases.  The total impairment was less than 1.25% of the fair value of the affected investments at September 30, 2009.  Based on the ratings of these investments, the Company’s ability and intent to hold these investments until a recovery of fair value along with the consideration of whether the Company will not be more likely than not required to sell the security before recovery of fair value and after considering the severity and duration of the impairments, the Company does not consider the impairment of these investments to be other-than-temporary at September 30, 2009.

The Company’s insurance subsidiaries internally designate certain investments to cover their policy reserves and loss reserves.  On June 19, 2008, the Company’s property and casualty insurance subsidiary (“Frandisco P&C”) entered into a trust agreement with Synovus Trust Company, N.A. and Voyager Indemnity Insurance Company (“Voyager”).  The trust was created to hold deposits to cover policy reserves and loss reserves of Frandisco P&C.  Voyager was designated the beneficiary of the trust which allows it to take a capital equity credit on its books for the reserve portion of Frandisco P&C’s insurance business.  In July 2008, Frandisco P&C funded the trust with approximately $20.0 million of investment securities.  This amount will change as required reserves change.  All earnings on assets in the trust are remitted to Frandisco P&C.  Any charges associated with the trust are paid by Voyager.

Note 4 – Fair Value

The following methods and assumptions are used by the Company in estimating fair values for financial instruments:

Cash and Cash Equivalents:     Cash includes cash on hand and with banks.  Cash equivalents are short-term highly liquid investments with original maturities of three months or less.   The carrying value of cash and cash equivalents approximates fair value due to the relatively short period of time between origination of the instruments and their expected realization.

Loans:  The fair value of the Company’s direct cash loans and sales finance contracts approximates the carrying value since the estimated life, assuming prepayments, is short-term in nature.  The fair value of the Company’s real estate loans approximate the carrying value since the interest rate charged by the Company approximates market rates.

Marketable Debt Securities:     The fair value of marketable debt securities is based on quoted market prices.  If a quoted market price is not available, fair value is estimated using market prices for similar securities.  See additional information below regarding fair value under ASC 820 (SFAS No. 157).

Senior Debt:     The carrying value of the Company’s senior debt securities approximate fair value due to the relatively short period of time between the origination of the instruments and their expected payment.

Subordinated Debt:  The carrying value of the Company’s variable rate subordinated debt approximates fair value due to the re-pricing frequency of the securities.

Under ASC 820, fair value is the price that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The following fair value hierarchy is used in selecting inputs used to determine the fair value of an asset or liability, with the highest priority given to Level 1, as these are the most transparent or reliable.

Level 1 - Quoted prices for identical instruments in active markets.

Level 2 - Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs are observable in active markets.

Level 3 - Valuations derived from valuation techniques in which one or more significant inputs are unobservable.

The Company is responsible for the valuation process and as part of this process may use data from outside sources in establishing fair value.  The Company performs due diligence to understand the inputs or how the data was calculated or derived.  The Company corroborates the reasonableness of external inputs in the valuation process.  To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires significantly more judgment.  We use prices and inputs that are current as of the measurement date, including during periods of market dislocation.  In periods of market dislocation, the observation of prices and inputs may be reduced for many instruments.  This condition could cause an instrument to be reclassified between levels.

Assets measured at fair value as of September 30, 2009 were available-for-sale investment securities which are summarized below:

Fair Value Measurements at Reporting Date Using
Quoted Prices
		In Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
		Assets	Inputs	Inputs
Description	9/30/2009	(Level 1)	(Level 2)	(Level 3)

Corporate securities Obligations of states and political subdivisions Total	$ 459,591 64,787,199 $ 65,246,790	$ 459,591 - $ 459,541	$ - 64,787,199 $ 64,787,199	$ - - $ -

Note 5 – Commitments and contingencies

The Company is involved in various legal proceedings incidental to its business from time to time.  In the opinion of Management, the ultimate resolution of any such known claims or proceedings is not expected to have a material effect on the Company's financial position, liquidity or results of operations.

Note 6 – Income Taxes

Effective income tax rates were 26% and 21% during the nine-month periods ended September 30, 2009 and 2008, respectively, and 24% and 23% during the three-month periods then ended.  The Company has elected to be, and is, treated as an S Corporation for income tax reporting purposes.  Taxable income or loss of an S Corporation is passed through to, and included in the individual tax returns of, the stockholders of the Company, rather than being taxed at the corporate level.  Notwithstanding this election, income taxes are reported for, and paid by, the Company's insurance subsidiaries, as they are not allowed by law to be treated as S Corporations, as well as for the Company in Louisiana, which does not recognize S Corporation status.  The tax rates of the Company’s insurance subsidiaries are below statutory rates due to (i) certain benefits provided by law to life insurance companies, which reduce the effective tax rates and (ii) investments in tax exempt bonds held by the Company’s property insurance subsidiary.

Note 7 – Other Comprehensive Income

Total comprehensive income was $3.4 million and $7.1 for the three- and nine-month periods ended September 30, 2009, as compared to $3.0 million and $7.5 million for the same periods in 2008.

Accumulated other comprehensive income consisted solely of unrealized gains and losses on investment securities available for sale, net of applicable deferred taxes.  The Company recorded $1.1 million and $1.7 million in other comprehensive income during the three- and nine-month periods ended September

30, 2009, respectively.  The Company recorded $.2 million and $1.0 million in accumulated other comprehensive losses in each of the respective prior year periods.

Note 8 – Credit Agreement

Prior to September 11, 2009, the Company had an external source of funds through available borrowings under an unsecured credit agreement (the “prior credit agreement”). The prior credit agreement provided for maximum borrowings of $50.0 million or 80% of the Company’s net finance receivables (as defined in the credit agreement), whichever was less. The prior credit agreement had a commitment termination date of December 15, 2009 and contained covenants customary for financing transactions of this type.

Effective September 11, 2009, the Company entered into an new credit facility (the “current credit agreement”), which initially provided for maximum borrowings of $60.0 million or 80% of the Company’s net finance receivables (as defined in the new credit agreement), whichever is less.  In connection therewith, the Company terminated the prior credit agreement. The new credit agreement has a commitment termination date of September 11, 2012 and contains covenants customary for financing transactions of this type.  The new agreement is secured by the Company’s finance receivables.  Available borrowings under the agreement were $50.7 million at September 30, 2009 compared to $27.7 million at December 31, 2008 under the previous credit agreement.

Effective November 3, 2009, the new credit facility was subsequently amended to increase the maximum available borrowings to $100.0 million or 80% of the Company’s net finance receivables (as defined in the new credit agreement), whichever is less.

Note 9 – Related Party Transactions

The Company engages from time to time in other transactions with related parties.  Please refer to the disclosure contained under the heading “Certain Relationships and Related Transactions” in the Company’s Annual Report on Form 10-K as of and for the year ended December 31, 2008 for additional information on such transactions.

Note 10 – Segment Financial Information

The Company has six reportable segments.  Division I through Division V and Division VII.  Each segment is comprised of a number of branch offices that are aggregated based on vice president responsibility and geographic location.  Division I is comprised of offices located in South Carolina.  Offices in North Georgia comprise Division II, Division III is comprised of offices in South Georgia, and Division VII is comprised of offices in West Georgia.  Division IV represents our Alabama and Tennessee offices, and our offices in Louisiana and Mississippi encompass Division V.  Division VI is reserved for future use.

Accounting policies of the segments are the same as those described in the summary of significant accounting policies.  Performance is measured based on objectives set at the beginning of each year and include various factors such as segment profit, growth in earning assets and delinquency and loan loss management.  All segment revenues result from transactions with third parties.  The Company does not allocate income taxes or corporate headquarter expenses to the segments.

In accordance with the requirements of SFAS No. 131 (Now ASC 280), “Segment Reporting”,” the following table summarizes assets, revenues and profit by business segment.  Also in accordance therewith, reconciliation to consolidated net income is also provided.

	Division	Division	Division	Division	Division	Division
	I	II	III	IV	V	VII	Total
	(in Thousands)
Segment Revenues:
3 Months ended 9/30/09	$ 4,231	$ 6,078	$ 6,325	$ 6,158	$ 5,400	$ 4,272	$ 32,464
3 Months ended 9/30/08	4,237	4,909	6,513	5,743	5,362	5,422	32,186
9 Months ended 9/30/09	$ 12,729	$ 17,926	$ 18,899	$ 18,330	$ 16,158	$ 12,767	$ 96,809
9 Months ended 9/30/08	12,432	14,499	19,492	17,193	16,039	16,025	95,680
Segment Profit:
3 Months ended 9/30/09	$ 678	$ 2,167	$ 2,049	$ 1,639	$ 1,530	$ 1,426	$ 9,489
3 Months ended 9/30/08	564	1,723	2,005	1,519	1,348	1,887	9,046
9 Months ended 9/30/09	$ 1,928	$ 6,126	$ 5,947	$ 4,778	$ 4,730	$ 3,967	$ 27,476
9 Months ended 9/30/08	1,921	5,284	6,351	4,786	4,741	6,000	29,083
Segment Assets:
9/30/09	$ 37,521	$60,042	$61,057	$ 67,787	$ 45,919	$41,602	$ 313,928
9/30/08	40,915	48,548	64,174	63,163	45,440	54,099	316,339

			3 Months Ended 9/30/09 (in Thousands)	3 Months Ended 9/30/08 (in Thousands)	9 Months Ended 9/30/09 (in Thousands)	9 Months Ended 9/30/08 (in Thousands)
Reconciliation of Profit:
Profit per segments			$ 9,489	$ 9,046	$ 27,476	$ 29,083
Corporate earnings not allocated			2,491	2,697	7,090	7,135
Corporate expenses not allocated			(8,903)	(7,585)	(27,254)	(25,478)
Income taxes not allocated			(735)	(938)	(1,906)	(2,234)
Net income			$ 2,342	$ 3,220	$ 5,406	$ 8,506

BRANCH OPERATIONS
Ronald E. Byerly	Vice President
Dianne H. Moore	Vice President
Ronald F. Morrow	Vice President
J. Patrick Smith, III	Vice President
Virginia K. Palmer	Vice President
Michael J. Whitaker	Vice President

REGIONAL OPERATIONS DIRECTORS
Sonya Acosta	Loy Davis	Jeff Lee	Marty Miskelly
Bert Brown	Shelia Garrett	Tommy Lennon	Larry Mixson
Keith Chavis	Brian Gray	Jimmy Mahaffey	Mike Olive
Joe Cherry	Harriet Healey	John Massey	Hilda Phillips
Janice Childers	Jack Hobgood	Judy Mayben	Henrietta Reathford
Rick Childress	Gail Huff	Vicky McCleod	Michelle Rentz
Bryan Cook	Jerry Hughes	Brian McSwain	Marc Thomas
Jeremy Cranfield	Judy Landon	Roy Metzger	Lynn Vaughan
Joe Daniel	Sharon Langford

BRANCH OPERATIONS

ALABAMA
Adamsville	Bessemer	Enterprise	Huntsville (2)	Opp	Scottsboro
Albertville	Center Point	Fayette	Jasper	Oxford	Selma
Alexander City	Clanton	Florence	Moody	Ozark	Sylacauga
Andalusia	Cullman	Fort Payne	Moulton	Pelham	Troy
Arab	Decatur	Gadsden	Muscle Shoals	Prattville	Tuscaloosa
Athens	Dothan (2)	Hamilton	Opelika	Russellville (2)	Wetumpka

GEORGIA
Adel	Canton	Dahlonega	Glennville	Madison	Statesboro
Albany	Carrollton	Dallas	Gray	Manchester	Stockbridge
Alma	Cartersville	Dalton	Greensboro	McDonough	Swainsboro
Americus	Cedartown	Dawson	Griffin (2)	Milledgeville	Sylvania
Athens (2)	Chatsworth	Douglas (2)	Hartwell	Monroe	Sylvester
Bainbridge	Clarkesville	Douglasville	Hawkinsville	Montezuma	Thomaston
Barnesville	Claxton	East Ellijay	Hazlehurst	Monticello	Thomson
Baxley	Clayton	Eastman	Helena	Moultrie	Tifton
Blairsville	Cleveland	Eatonton	Hinesville (2)	Nashville	Toccoa
Blakely	Cochran	Elberton	Hogansville	Newnan	Valdosta
Blue Ridge	Colquitt	Fitzgerald	Jackson	Perry	Vidalia
Bremen	Commerce	Flowery Branch	Jasper	Pooler	Villa Rica
Brunswick	Conyers	Forsyth	Jefferson	Richmond Hill	Warner Robins
Buford	Cordele	Fort Valley	Jesup	Rome	Washington
Butler	Cornelia	Gainesville	LaGrange	Royston	Waycross
Cairo	Covington	Garden City	Lavonia	Sandersville	Waynesboro
Calhoun	Cumming	Georgetown	Lawrenceville	Savannah	Winder

BRANCH OPERATIONS
(Continued)

LOUISIANA
Alexandria	DeRidder	Houma	Marksville	New Iberia	Prairieville
Bossier City	Eunice	Jena	Minden	Opelousas	Slidell
Crowley	Franklin	Lafayette	Morgan City	Pineville	Ruston
Denham Springs	Hammond	Leesville	Natchitoches

MISSISSIPPI
Batesville	Columbus	Hattiesburg	Jackson	New Albany	Ripley
Bay St. Louis	Corinth	Hazlehurst	Kosciusko	Newton	Senatobia
Booneville	Forest	Hernando	Magee	Oxford	Starkville
Brookhaven	Grenada	Houston	McComb	Pearl	Tupelo
Carthage	Gulfport	Iuka	Meridian	Picayune	Winona
Columbia

SOUTH CAROLINA
Aiken	Cheraw	Gaffney	Lugoff	North Greenville	Sumter
Anderson	Chester	Greenville	Manning	Orangeburg	Union
Barnwell **	Columbia	Greenwood	Marion	Rock Hill	Walterboro
Batesburg- Leesvile	Conway	Greer	Moncks Corner	Seneca	Winnsboro
Boiling Springs	Dillon	Lancaster	Newberry	Simpsonville	York
Cayce	Easley	Laurens	North Augusta	Spartanburg
Charleston	Florence	Lexington	North Charleston	Summerville

TENNESSEE
Athens	Cleveland *	Johnson City	Kingsport	Lenoir City	Sparta
Bristol	Elizabethton

_____________________
* Opened October 2009
** Closed November 2009

DIRECTORS

Ben F. Cheek, III Chairman and Chief Executive Officer 1st Franklin Financial Corporation	C. Dean Scarborough Realtor

Ben F. Cheek, IV Vice Chairman 1st Franklin Financial Corporation	Dr. Robert E. Thompson Retired Physician

A. Roger Guimond Executive Vice President and Chief Financial Officer 1st Franklin Financial Corporation	Keith D. Watson Vice President and Corporate Secretary Bowen & Watson, Inc.

John G. Sample, Jr. Senior Vice President and Chief Financial Officer Atlantic American Corporation

EXECUTIVE OFFICERS

Ben F. Cheek, III Chairman and Chief Executive Officer

Ben F. Cheek, IV Vice Chairman

Virginia C. Herring President

A. Roger Guimond Executive Vice President and Chief Financial Officer

J. Michael Culpepper Executive Vice President and Chief Operating Officer

C. Michael Haynie Executive Vice President - Human Resources

Kay S. Lovern Executive Vice President – Strategic and Organization Development

Chip Vercelli Executive Vice President – General Counsel

Lynn E. Cox Vice President / Corporate Secretary and Treasurer

LEGAL COUNSEL

Jones Day 1420 Peachtree Street, N.E. Suite 800 Atlanta, Georgia 30309-3053

AUDITORS

Deloitte & Touche LLP 191 Peachtree Street, N.E. Atlanta, Georgia 30303